UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41933

Haoxi Health Technology Limited

Room 801, Tower C, Floor 8, Building 103, Huizhongli, Chaoyang District

Beijing, China

+86-10-13311587976

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Entry into a Rebate Agreement

On April 29, 2024, Haoxi Health Technology Limited (the “Company”), through its wholly owned subsidiary, Beijing Haoxi Digital Technology Co., Ltd. (“Beijing Haoxi”), entered into a Bidding Data Promotion Rebate Agreement (the “Rebate Agreement) with Jinan Yanling Biotechnology Co., Ltd. and its subsidiaries and affiliated companies (collectively, “Yanling”).

Pursuant to the Rebate Agreement, Beijing Haoxi has agreed to provide comprehensive advertising and promotion services to Yanling through advertising platforms, such as Jinri Toutiao (Today’s Headlines), Douyin, and Xigua Video. The Rebate Agreement sets up a rebate system whereby Yanling receives a rebate based on factors such as bidding data, industry relevance, delivery and business models, and adherence to the Rebate Agreement’s requirements and thresholds. The Rebate Agreement also sets a targeted advertising placement spend of no less than RMB50 million (approximately $7 million) for Yanling within the term of the Rebate Agreement, which term is from January 1, 2024 to December 31, 2024. The Rebate Agreement contains other customary obligations and rights of the parties.

The foregoing description of the Rebate Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Rebate Agreement, a copy of which is attached hereto as Exhibit 10.1.

On May 7, 2024, the Company issued a press release announcing the entry into the Rebate Agreement. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Bidding Data Promotion Rebate Agreement, dated April 29, 2024, by and between Beijing Haoxi and Yanling
99.1	Press Release – Haoxi Health Technology Limited Enters into Rebate Agreement with Clients on Advertising Placement Campaign

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Haoxi Health Technology Limited

Date: May 7, 2024	By:	/s/ Zhen Fan
	Name:	Zhen Fan
	Title:	Chief Executive Officer

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